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                             June 5, 2024

       Ken Tsang
       Chief Financial Officer
       Next Technology Holding Inc.
       Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2, Guiwan Area, Nanshan District, Shenzhen, China 518000

                                                        Re: Next Technology
Holding Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-41450

       Dear Ken Tsang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       General

   1. We note that your Form 10-K does not include an opinion from your independent registered public
accounting firms at or for the years ended December 31, 2023 and
                                                        December 31, 2022. As a
result, your filing is considered to be materially deficient and you are not timely or
current in your reporting obligations under the Exchange Act. Please amend your Form 10-K to
include the reports from your independent registered
                                                        accounting firms for
each of the last two fiscal years. Refer to Rule 2.02 of Regulation S-
                                                        X.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ken Tsang
Next Technology Holding Inc.
June 5, 2024
Page 2

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                        Sincerely,
FirstName LastNameKen Tsang
                                                        Division of Corporation
Finance
Comapany NameNext Technology Holding Inc.
                                                        Office of Technology
June 5, 2024 Page 2
cc:       Meng Lai
FirstName LastName